Filed by Lincoln National Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Jefferson-Pilot Corporation
(Commission File No. 333-130226)

The following is an excerpt of a presentation given by Jon A. Boscia, our Chairman and CEO, at the 2006 Citigroup Financial Services Conference held on February 1, 2006. A full replay of the conference is available at www.lfg.com/webcast.

So if we look at investments, annuities, and life insurance you can see how we offer all of those in our major channels. The key question to ask at this point is ‘has it worked, have you seen a differentiation.’ Here you can see Lincoln Financial Distributors’ sales growth through the 3rd quarter of ’05 versus the industry in the major categories. The combination of brand positioning, excellent product, and distribution that is very differentiated out there in the market place has continued to enable us to gain market share.

We also announced that we will be creating a new segment inside of Lincoln. And that segment is going to be our employer market segment. And the reason that we are doing this, you can see in the third bullet we do have a large defined contribution business. But (it) wasn’t a very visible business to most people on the outside because we just had it embedded in our individual retail line. So we think by breaking this out into a segment, again two things will happen. First and probably most important, we will provide more of a focus internally on the opportunities and the growth associated with that segment. And second, it will increase the transparency in Lincoln Financial Group for you so that you can see and evaluate and measure whether we’re doing an average job, a poor job, or a good job. We had made this decision to do this long before we began our talks with Jefferson Pilot. But what Jefferson Pilot will enable us to do is actually to increase that opportunity.

Let’s spend a couple moments here on the merger itself. We believe that it is a merger that through the years will drive significant shareholder value. If you look at the capabilities, as shown in blue on the left-hand side, and the strategy of Lincoln, they dovetail and compliment very well the capabilities and strategies of Jefferson Pilot. You can see the increased earning strength, increased diversification, the balance of the risk that we will have in the portfolios, and we’ll drill down a little bit more into the earnings in a moment.

One of the fears that I had at Lincoln prior to this announcement was that our success in the variable annuity business, our success in the investment management business, and our success in the variable life insurance business was increasingly making Lincoln look like almost a giant mutual fund. If the markets went up we’d do well. And if the markets went down we would do less well. I feared that the transition of our beta that we saw over the last several years in going from a .8 to a 1.2 could eventually result in Lincoln having to decide that we would put a quota in place on how much new investment-oriented business we might do. Hopefully that quota could last the whole 12 months, but what if it only lasted nine months. What if LFD continued to hit the cover off the ball and we ran out of space in three or four months. With more than 50% of our earnings tied into the market itself, I was concerned about the strategic positioning. You can see all of those fears really go away as a result of this transaction. Seventy percent of our earnings are going to be stable, but it sure is still sweet to have about a third of them have market orientation, because as we know, on average the market does go up rather than down. So it’s a nice little extra kicker and good strategic positioning.

When we announced this transaction, we had a pro forma market capitalization of $15.6 billion. And as we’ll see coming up here, the market’s reaction to the transaction was what we had advised our Board it would be. Transactions, with few exceptions, normally cause the acquire team, the accounting acquirer stock to go down. What you also see here is a parenthetical statement of 16.7 billion. That 1+ billion dollars is what the market has added to our pro forma capitalization since the deal was announced, as the market has learned more about this transaction.

The concerns that the market had were the obvious concerns.

•	Are you really going to be able to get the cost saves that you need to get.
•	Will this combined company actually have a means to perform better.
•	Will it have better core operational capability.
•	What about the risks in the company. Each company has spread compression as one of its concerns out there.
•	How are you going to mitigate interest rate risk.
•	How about the guarantees that are out there, whether they’re on the annuity side or secondary guarantees on the life insurance side.
•	And in general, as all of us know, the majority of transactions fail to achieve all of the desired outcomes, and there is significant integration risk.

As the marketplace has come in and talked with us, learned more about it and they understand the degree of the comprehensiveness of the due diligence process, and they stop and they look at what did JP do on its own, what did Lincoln do on its own, what were the track records of the two companies, they see that in fact we are very experienced. They understand that that puzzle chart earlier showed we have much more complimentary capabilities than there are redundant capabilities. JP is not a AAA rated company because it didn’t know about risk management. And Lincoln isn’t one of the highest rated companies because of weak risk management as well.

Perhaps one of the more exciting areas is on a combined basis our general account is going to be $75 billion. So when you start looking at risk management, spread compression strategies, asset liability management, etc., the flexibilities and capabilities of that increased scale, we believe, will pay very significant rewards to the company.

This chart shows what the investment community had thought of the transaction, and it maps it against the peer group of companies and also the broad market. Again, this was put together last week. I suspect with the attractive movement we’ve had at the end of last week and the beginning of this week it may in fact look even more attractive. But you can see, despite the initial worries, we have outperformed the peer group and the broad market.

So what’s going to be happening at this point. On a milestone basis we’ve crossed a number of them already. We do have the Hart-Scott-Rodino period over now. You may realize that it’s a period of 30 days from the time that you file it, if the government does not come back proactively with any questions or objections, the presumption is it can go forward. Once we reached that point in December, it really allowed us to take a much more aggressive hands-on integration planning activity here. We filed the S-4 in December, which gave the history of the transaction, how it built to this point. We announced a couple of weeks ago an increase authorization by our Board of Directors for stock repurchase activity. And we have also announced both companies on March 20 will hold special shareholders’ meetings - JP to vote specifically on the proposed merger; Lincoln to vote specifically on authorizing the issuance of the shares to accomplish the combination.

Colin noted that I was named CEO in 1998. One of the things that we named or that we stated back in 1998 was what we call our Strategic Intent. Some companies might call this their vision statement, some their mission statement. One of the things that oftentimes happens is companies change their vision, their strategy, their mission statement every couple of years and there isn’t a sense of guiding nor start associated with it. In the eight years since we created this strategic intent, we have only added one word to this. We came out in 1998 and we said we will become the partner of choice for creating and protecting wealth. What we added since then was the enjoyment factor, as we saw the baby boomer processes come into play.

Many of you have heard me describe this chart before. Every activity that we have inside of the company is able to be mapped through this chart. We start with the basic foundation that it’s people that make the difference. From that we build out to excellence in financial and risk management. With the JP transaction we are now able to legitimately add another foundation which is operational excellence and effectiveness. But then you have to continue to excel in product, in distribution, and brand.

I believe at this point we can open it up for questions. I think as I look out into the future we have a tremendous opportunity here and I look forward to providing what clarification I can today.

Okay, let’s open it up for questions.

Question: Inaudible

We’re seeing two things happening out there in the market as it pertains to pricing power. And they are different in their nature. The first thing that is clearly happening is as you are looking to form relationships with distribution, you get onto the shelf more often than not through your product pricing. That tends to be an enabler. If you only have a more limited type of relationship with distribution, your product has to continue to be top illustrator. What we wanted to do through our strategy was to have multiple products in our key distribution relationships. And by doing that you don’t have to have the strongest performing product in each of the categories, so you can in fact pull back from the market and not be as aggressive. You still have to be competitive, but you don’t have to cross that somewhat unknown line in terms of bullishness out there.

The second thing that we’re looking at in terms of size and scale is dealing with the reinsurance community. And how much opportunity do you have for that reinsurer to be able to participate in your business. And as an ex-owner of the largest U.S. based reinsurer, Lincoln Re, we know that big customers have better relationships with the reinsurers than small customers do. We will be a very big customer on the life side now, with Lincoln and JP combined on both in-force business as well as new business coming in.

The second aspect that comes into play in scale as you get it is you will naturally look at where do you want to set your reinsurance play, because with a different capital position, with a different level of balance sheet strength, there is the ability should you want to use it to continue to hold more risk at your level rather than passing it on to the reinsurer. This is all a part of what’s going on in the integration analysis process now. So purchasing power is very, very critical, and scale is an important part of that.

Question: Could you go over what your expectations are for cost savings and (inaudible) and also a possible re-rating on the company?

On the cost saves, what we have announced is that we expect to save about $180 million in costs, with about 50% of that coming in the first 12-month period, cumulative to 80% in the next 12-month period, and then the final 20% in that third 12-month period of time. So 180 with half of it coming in the first year.

On an accretive basis, not counting the one-time cost associated with it, we were in the mid-single digits after the first full year.

In terms of ratings, Best, Moody’s and Fitch have all come out, reaffirmed Lincoln’s ratings with positive outlook. And S&P actually upgraded our rating as a result of the transaction.

Question: Inaudible

The question was, do we have any plans to get involved in the China market or any plans to manage some of the Chinese money. No, we do not have any current plans on either one.

Question: Inaudible

At this point all we’re saying about any of our businesses that are either in Lincoln or in JP is they are a part of the new business, and we have no current plans on changing the business portfolio as we come out of the transaction.

Question: Can you talk a little bit about your thoughts on the variable annuity industry today, what we’re seeing in terms of new products coming in and some of the risk in managing that?

Up until literally just the last several days, I was cautiously optimistic that there was a fairly good discipline in the variable annuity market as I have seen companies looking at the types of products that they were offering. I’ve become more concerned recently as I’m reading and seeing some of the offerings, the rumors of offerings, and the filings out there in the marketplace. I think that some of the features and benefits in the variable annuity area might in fact or probably are a little bit out in front of the technical capabilities to hedge some of the risks that are out there. So I do have some concerns about the things that I’m seeing. There’s whole areas of the markets that have been fast growing, that probably one of the bigger ones are the so-called ‘for life’ products, you know, that we’ve done a lot of work on, and up until this point we have not yet satisfied ourselves about that area. So there are some that I get concerned about.

Question: You can comment on them if you want. I’m sure everybody would like that.

I’d prefer not to comment on another company.

Any other questions?

Thank you very much.

Other Information

In connection with the proposed transaction, Lincoln National Corporation has filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-130226), including a joint proxy statement/prospectus, and other materials. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY  STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of these materials (when available), as well as other filings containing information about Lincoln and Jefferson-Pilot, without charge, at the Securities and Exchange Commission’s website (www.sec.gov). In addition, free copies of the definitive joint proxy statement/prospectus will be (when available), and Lincoln’s other SEC filings are, also available on Lincoln’s website (www.lfg.com). Free copies of the registration statement and joint proxy statement/prospectus will be (when available), and Jefferson-Pilot‘s other SEC filings are, also available on Jefferson-Pilot’s website (www.jpfinancial.com).

Lincoln, Jefferson-Pilot, their respective directors and officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lincoln’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on April 8, 2005, and information regarding Jefferson-Pilot’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on March 24, 2005. More detailed information regarding the identity of potential participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the preliminary joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for historical information contained in this document, statements made in this document are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). A forward-looking statement is a statement that is not a historical fact and, without limitation, includes any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like: “believe,” “anticipate,” “expect,” “estimate,” “project,” “will,” “shall” and other words or phrases with similar meaning. We claim the protection afforded by the safe harbor for forward-looking statements provided by the PSLRA. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the results contained in the forward-looking statements. Risks and uncertainties that may cause actual results to vary materially, some of which are described within the forward-looking statements include, among others: (1) the Lincoln shareholders may not approve the issuance of shares in connection with the merger and/or the Jefferson-Pilot shareholders may not approve and adopt the merger agreement and the transactions contemplated by the merger agreement at the special shareholder meetings; (2) we may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause us to abandon the merger; (3) we may be unable to complete the merger or completing the merger may be more costly than expected because, among other reasons, conditions to the closing of the merger may not be satisfied; (4) problems may arise with the ability to successfully integrate Lincoln’s and Jefferson-Pilot’s businesses, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may not be able to achieve the expected synergies from the merger or it may take longer than expected to achieve those synergies; (6) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from our expectations; (7) the credit and insurer financial strength ratings of the combined company and its subsidiaries may be different from what the companies expect; and (8) the combined company may be adversely affected by future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors.

The risks included here are not exhaustive. The Registration Statement on Form S-4 (Registration No. 333-130226) filed by Lincoln with the SEC on December 8, 2005, as well as annual reports on Form 10-K, current reports on Form 8-K and other documents filed by Lincoln and Jefferson-Pilot with the Securities and Exchange Commission include additional factors that could impact our businesses and financial performance. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this document, except as may be required by law.